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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

June 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director
Re:	Sprint Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed May 24, 2005 File No. 333-123333

Ladies and Gentlemen:

On behalf of Sprint Corporation, we are delivering with this letter for filing under the Securities Act of 1933, as amended, the following:

•	Amendment No. 3 (the “Third Amendment”) to the Registration Statement on Form S 4 (File No. 333-123333) (“the Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the Third Amendment, without exhibits, marked to show changes from Amendment No. 2 (the “Second Amendment”) to the Registration Statement filed with the SEC on May 24, 2005.

Sprint has received the Staff’s comments relating to the Second Amendment contained in the Staff’s letter of June 7, 2005. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter as well as Sprint’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Third Amendment.

As we discussed, we are also sending you our acceleration request and would like to go effective as soon as possible.

Securities and Exchange Commission

The Merger Agreement, page 81

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of incorporation, page 112

Staff’s Comment 1: Please revise to include as a separate proposal the creation of classes of non-voting common stock and ninth series preferred stock and the adoption of an exception to the greenmail provision in the articles for these two classes of stock. Also revise to include as an additional separate proposal the adoption of an exception to the greenmail provision in the articles for the seventh series preferred stock, as your disclosure suggests the seventh series preferred stock is currently outstanding and not a class created by the merger terms. It appears that these proposed actions are separate matters that require separate consideration by your stockholders. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Alternatively, provide us with a detailed analysis in your response letter of the materiality of each of these proposed actions. As part of the analysis, tell us your assessment of the impact, in the aggregate, on Sprint Nextel’s financial condition if it were to repurchase each class of non-voting common stock, seventh series preferred stock and ninth series preferred stock. Also include in your response letter the number of shares of Sprint Nextel common stock into which the Sprint Nextel seventh series and ninth series preferred stock outstanding immediately after the merger could be converted, the number of shares of non-voting common stock that would be outstanding, and the aggregate number of shares of Sprint Nextel common stock that would be outstanding, based on reasonable assumptions.

Response: In response to the Staff’s comment, we have revised the joint proxy statement/prospectus to include as a separate, second proposal on page 115 of the joint proxy statement/prospectus the creation of a class of non-voting common stock and the creation of the ninth series preferred stock and the adoption of an exception to the greenmail provision in the articles for such stock. Please be advised that Sprint is no longer seeking to amend the articles to adopt an exception to the greenmail provision for the seventh series preferred stock and has revised the disclosure accordingly.

Certain Relationships and Other Transactions, page 121

Staff’s Comment 2: We note your disclosure regarding your “short-term equity advances” under your relocation policy. Provide further detail in this section as to when the advances were repaid by the individuals. If the company is continuing its relocation policy in 2005, disclose whether it intends on providing advances to any executive officers in connection with relocations from Kansas to Virginia in connection with the merger. If the policy has been discontinued, please clarify this in the registration statement.

Response: In response to the Staff’s comment, we have revised the disclosure on page 125 to identify when the advances were repaid by the individuals and to indicate that Sprint no longer provides for equity advances to executive officers under its relocation policy.

Securities and Exchange Commission

Summary Compensation Table, page 133

Staff’s Comment 3: We note that Mr. Forsee and Mr. Janzen received more from the company for their houses in 2003 than what they would have received if they received only the sale proceeds. However, these benefits do not appear to be reflected in their compensation in the summary compensation table. Please advise in your response letter why these amounts are not reflected in the summary compensation table or revise to include the appropriate disclosure. In addition, we note the disclosure in footnote (4) to the summary compensation table. Other than the interest paid on Mr. Janzen’s short-term equity advance, clarify what the relocation benefits were for Mr. Janzen and Mr. Forsee. Clarify why the interest paid by the company in connection with Mr. Janzen’s short-term equity advance is being disclosed for 2004 when the advances were made in 2003. If the advances remained outstanding in 2004, clarify whether there was any interest paid on his behalf for 2003, and if so, please disclose these amounts.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the difference in the purchase price and sale price is not compensation to the executive because each of the homes was purchased by the relocation company based on two appraisals that the relocation company obtained for each home. After the purchase by the relocation company, the executive no longer bore any economic risk with respect to the property, and the executive was not involved with the subsequent resale of the property by the relocation company. Even if these amounts were deemed compensation to the executive, they need not be included in the Summary Compensation Table pursuant to Item 402(a)(5), which provides that no information regarding a transaction needs to be given in response to Item 402 (other than information with respect to compensation committee interlocks, which is not relevant in the present case) if the transaction has been reported in response to Item 404 of Regulation S-K, as is the case in the joint proxy statement/prospectus.

In addition, we have revised the disclosure on page 137 relating to relocation expenses and the interest paid in 2003 and 2004 as requested by the Staff.

Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II

ewb

cc:	Ms. Cheryl Grant, Staff Attorney
Ms. Kathleen Krebs, Special Counsel
United States Securities and Exchange Commission

Mr. Thomas A. Gerke
Ms. Claudia S. Toussaint
Mr. Charles R. Wunsch
Sprint Corporation

Mr. Leonard J. Kennedy
Mr. Gary D. Begeman
Mr. Richard A. Montfort
Nextel Communications, Inc.

Mr. Robert I. Townsend, III
Cravath, Swaine & Moore LLP

Mr. Robert A. Profusek
Jones Day

Mr. Toby S. Myerson
Paul, Weiss, Rifkind, Wharton & Garrison LLP